TEXLAND DRILLING PROGRAM-1981, Ltd.

777 Main Street, Suite 3200         FORT WORTH, TEXAS 76102         PHONE (817) 336-2751         FAX (817) 900-1294

January 18, 2007

April Sifford

Branch Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance Mail Stop 7010

Washington, D.C. 20549-7010

Dear Ms. Sifford:

In response to your letter, File 0-10563, Form 10-K, Texland Drilling Program-1981 Ltd. of January 9, 2007, we provide the following additional information:

Item 1—General:

The December 19, 2006 letter of response to the December 15, 2006 SEC letter was filed as correspondence on January 16, 2007.

Item 2—Note 7—Asset Retirement Obligations:

In 2003, Texland Drilling Program-1981 Ltd. adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” which requires the value of a liability for an asset retirement obligation to be recorded in the period incurred and a corresponding increase in the carrying amount of the related long-lived asset.

Additionally, SFAS No. 143 requires that revision should be made to previously recorded asset retirement obligations when changes in the assumptions used to estimate the cash flows required to settle the asset retirement obligation, including changes in estimated probabilities, amounts, and timing of the settlement of the asset retirement obligation change materially. If the value of the estimated asset retirement obligation changes, an adjustment is recorded to both the asset retirement obligation and the carrying amount of the related long-lived asset.

All of the Partnership’s asset retirement obligations relate to the plugging and abandonment of fractional interests in several hundred oil and gas wells whose estimated date of abandonment varies from 1 to 35 years.

In 2003, after a study of actual abandonment costs, the estimated cost of abandonment was determined to be $2.84 per foot of vertical well depth. In 2004, such costs were reviewed and were determined to be essentially unchanged. In 2005, based upon the cost of the actual abandonment of 2 oil wells in 2005, and a survey of service company costs, the estimated cost of abandonment was estimated to be $5.68 per foot of vertical well depth. Such costs rose dramatically in 2005 due to the high demand for abandonment related services, such as cement, service rigs, pumping costs, etc.

Accordingly, the estimated present value of the future cost of abandonment of all oil and gas wells was recalculated as of December 31, 2005. To accomplish this recalculation, the timing of abandonment for each well was estimated based upon an evaluation of the future estimated cash flows from all oil and gas wells for the remainder of their economic lives. The point at which a well becomes non-economic was estimated by applying year-end prices of oil and gas to the estimated future production of proved oil and gas reserves less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves. The year in which estimated future revenues are less than future production costs was determined to be the projected point of abandonment. After the future estimated year of abandonment was determined, the estimated future abandonment cost (adjusted for projected inflation through the year of abandonment) was discounted to present value using the risk-free credit adjusted rate of interest. The resultant upward revision in the present value of estimated cash flows (of the settlement of future retirement obligations) of $152,673 was disclosed in Note 8—Asset Retirement Obligations.

The item in Note 7 on page 24, entitled “revision of estimated cash flows”, is the increase in the future present value of the retirement asset obligation described in the preceding paragraph. Subject to review by our independent accountants, should such a revision be necessary in future filings, this caption will be revised to indicate “Revised Present Value of Future Abandonment Costs”.

Item 3—Forms 10-Q for Fiscal Quarter Ended September 30, 2006:

The form 10-Q was filed on January 9, 2007.

Item 4—Forms 10-Q for Fiscal Quarter Ended September 30, 2006:

Past delinquent filings have been due primarily to a shortage of personnel. Effective January 1, 2007, additional qualified accounting personnel familiar with Texland Drilling Program-1981 Ltd. have been assigned so that completion of all work required for timely filing will be available. We do not anticipate any delinquent future filings.

Additionally, the controls in place to insure that reports filed with the Securities and Exchange Commission present fairly the financial condition and results of operation for Texland Drilling Program-1981 Ltd. have been adequate for all prior period filings made through the date of this letter.

Acknowledgments:

The Texland Drilling Program-1981 Ltd. acknowledges that it is responsible for the adequacy and accuracy of the disclosure in all filings; that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal Securities laws of the United States.

Sincerely,

/s/ M. E. Chapman

M. E. Chapman, Vice President

Chief Financial Officer

Texland Petroleum, L.P., Managing General Partner